[Celanese Logo]
Shareholder Letter

Second quarter 2001


> Celanese Q2 sales rise 7% to E1.4 billion; EBITDA excluding special charges increases 20% to E132 million on stronger pricing and favorable currency movements

> Earnings per share declines from E0.47 to E0.24 because of lower other income and higher interest expense

> Worsening conditions in some of our markets cause us to reduce our expectations


[PHOTO]
DEAR SHAREHOLDER,

     As expected, the second quarter was difficult for Celanese as our businesses faced the challenges of slow economic conditions around the world. Although natural gas costs moderated from the high levels in the first quarter, most of our businesses were faced with higher raw material and energy costs on a year-on-year basis. Higher selling prices in our Acetyl Products segment and cost reduction efforts in all segments played a major role in helping mostly to offset these costs.We are delighted that our Singapore acetic acid plant has operated at full capacity since the end of May, following the successful planned maintenance turnaround at our supplier's facility.

     Net sales in the quarter increased 7% to E1.4 billion versus the comparable period mainly due to favorable developments in our Acetyl Products segment, positive currency movements and the addition of the polyvinyl alcohol business
(PVOH), acquired in September 2000. The downturn in our U.S. and Asian markets and recently softening conditions in Europe led to reduced volumes in many of our businesses. In line with the engineering plastics industry, our volumes in the Technical Polymers Ticona segment declined sharply, particularly toward the end of the quarter. This was mainly due to the continued weak demand from the U.S. automotive sector and deterioration in the global telecommunications industry.

     EBITDA excluding special charges rose 20% in the quarter to E132 million, reflecting successful cost pass through in the Acetyl Products segment. Ticona's earnings, however, dropped sharply.

     We have acted to improve our efficiency and profitability. In May, we announced further steps to reshape our North American Acetate Products, Chemical Intermediates and Acetyl Products operations. This will streamline operations, align capacity with market demand and reduce distribution costs. In the second quarter, we took a E46 million charge for these measures. This amount was offset largely by a net reduction in environmental reserves mainly due to settlements and by insurance recoveries associated with the plumbing cases.

     Net earnings per share declined to E0.24, resulting from slightly lower operating results, higher interest expense and lower interest and other income due to unfavorable currency movements.

Financial Highlights

                                         Q2        Q2
in E millions                          2001      2000
-----------------------------------------------------
Net sales                             1,396     1,299
EBITDA(1)
  excluding special charges             132       110
EBITDA margin (2)                      9.5%      8.5%
Special charges, net                      1        11
Operating profit                         26        30
Earnings before taxes                    13        56
Net earnings of:
  continuing operations                  10        29
  continuing and
  discontinued operations                12        26

Capital expenditures                     51        53
Average shares
  outstanding (thousands)            50,331    55,053
-----------------------------------------------------

Net earnings per share (in E) of (3):
  continuing operations                0.20      0.53
  continuing operations
  excl. special charges (4)            0.19      0.40
  continuing and
  discontinued operations              0.24      0.47
-----------------------------------------------------

                                     Jun 30    Dec 31
in E millions                          2001      2000
-----------------------------------------------------
Total financial debt (5)              1,226     1,165
Net financial debt (6)                1,197     1,141
Shareholders' equity                  3,035     2,843
Total assets                          7,873     7,642
-----------------------------------------------------

(1)  Earnings before interest, taxes, depreciation and amortization
(2)  EBITDA excluding special charges/sales
(3) Per-share data are based on weighted average shares outstanding in each period
(4)  Special charges tax affected at a notional 38% rate
(5)  Short- and long-term debt
(6)  Total financial debt less cash & cash equivalents

Celanese Shareholder Letter
Second quarter 2001 in brief


ACETYL PRODUCTS

     Net sales for the Acetyl Products segment increased by 18% to E609 million mainly due to price increases (+11%), favorable currency effects (+4%), and a change in the composition of the segment due to the PVOH acquisition (+4%). Volumes declined by 1%.

     Higher prices for acetic acid, vinyl acetate monomer and methanol more than offset the higher cost of natural gas, which is used both as a raw material and energy source.

     EBITDA excluding special charges increased to E70 million. Operating profit was reduced by special charges of E11 million for the streamlining of North American operations.


CHEMICAL INTERMEDIATES

     Net sales of Chemical Intermediates increased 12% to E285 million due to higher volumes (+12%) and favorable currency movements (+3%), which were partially offset by lower pricing (-3%).

     Volumes increased mainly for oxo products as the result of temporary market shortages in Europe and Asia. Prices decreased in the oxo and acrylates businesses, reflecting a decline in the cost of propylene and continued competitive market pressure.

     EBITDA excluding special charges increased to E16 million due to volume increases and lower costs for raw materials. The operating loss was mainly caused by special charges of E13 million for the reshaping of operations.


Condensed Balance Sheet

                                     Jun 30    Dec 31
in E millions                          2001      2000
-----------------------------------------------------
Assets
  Cash & cash equivalents                29        24
  Receivables, net                    1,583     1,659
  Inventories                           784       719
  Other current assets                  124       125
  Investments                           600       613
  Property, plant &
  equipment, net                      2,264     2,169
  Intangible assets, net              1,547     1,457
  Other non-current assets              942       876
-----------------------------------------------------
Total Assets                          7,873     7,642
-----------------------------------------------------

Liabilities and
Shareholders' Equity
  Short-term borrowings
  and current installments
  of long-term debt                     312       414
  Accounts payable &
  accrued liabilities                 1,422     1,519
  Other current liabilities             325       300
  Long-term debt                        914       751
  Other non-current
  Liabilities                         1,865     1,815
  Shareholders' equity                3,035     2,843
-----------------------------------------------------
Total liabilities and
shareholders' equity                  7,873     7,642
-----------------------------------------------------


ACETATE PRODUCTS

     Acetate Products' net sales increased 2% to E206 million mainly due to favorable overall currency movements (+7%), partially offset by lower volumes (-2%) and the transfer of the high performance polymer product line to Other Activities in July 2000 (-3%).

     Pricing remained at similar levels. Higher volumes for tow, reflecting increased demand in Europe, were offset by the continuing decline in volumes for filament.

     EBITDA excluding special charges of E33 million remained at about the same level as last year, as cost reductions offset lower volumes and higher raw material and energy costs. The operating loss resulted mainly from E22 million of special charges, primarily for the shutdown of filament operations at the Rock Hill, S.C., plant.

TECHNICAL POLYMERS TICONA

     Net sales for the Ticona segment declined by 15% to E205 million. This decrease resulted from lower volumes (-20%), partially offset by favorable currency movements (+4%) and slightly higher average selling prices (+1%).

     The lower volumes reflected significantly reduced demand from the U.S. automotive and global telecommunications industries. The severe reduction in volumes, which accelerated toward the end of the quarter, was compounded by weakening business conditions in Europe. Demand remained strong for GUR(R) ultra high molecular weight polyethylene.

     EBITDA excluding special charges decreased to E8 million due to the significant volume declines and to higher raw material and energy costs. Operating profit decreased to E8 million and included the positive effects of E19 million in special charges, primarily relating to additional insurance recoveries.

Consolidated Statements of Operations

                                         Q2        Q2
in E millions                          2001      2000
-----------------------------------------------------
Net sales                             1,396     1,299
  Cost of sales                      (1,190)   (1,097)
-----------------------------------------------------
Gross profit                            206       202

  Selling, general &
  administrative expense               (158)     (152)
  Research & development
  Expense                               (25)      (24)
  Special charges, net                    1        11
  Foreign exchange gain (loss)            2        (6)
  Gain (loss) on disposition
  of assets                               0        (1)
-----------------------------------------------------
Operating profit                         26        30

  Equity in net earnings
  of affiliates                           2         5
  Interest expense                      (23)      (16)
  Interest & other income,
  net                                     8        37
-----------------------------------------------------
Earnings before income taxes
of continuing operations                 13        56

  Income taxes                           (3)      (28)
  Minority interests                      0         1
-----------------------------------------------------
Earnings of
continuing operations                    10        29

  Earnings of
  discontinued operations                 0         1
  Gain (loss) on disposals of
  disc. Operations                        2        (4)
  Extraordinary expense,
  net of income tax                       0         0
-----------------------------------------------------
Net earnings                             12        26
-----------------------------------------------------


PERFORMANCE PRODUCTS

     Performance Products' net sales increased 9% to E112 million due to higher volumes (+5%), improved selling prices (+3%) and favorable currency movements (+1%).

     Nutrinova's sales increased as a
result of higher volumes for Sunett(R) high-intensity sweetner and sales of resale products.

     Trespaphan OPP film sales decreased slightly due to reduced volumes, as the conversion to higher value-added products at a plant in Mexico took longer than expected. This was partly offset by higher pricing and a better mix of higher value-added products.

     EBITDA excluding special charges declined by E5 million to E17 million due to the lower volumes and costs associated with portfolio optimization at Trespaphan.


Segment Performance

Segment Net Sales

                                         Q2        Q2
in E millions                          2001      2000
-----------------------------------------------------
  Acetyl Products                       609       516
  Chemical Intermediates                285       255
  Acetate Products                      206       202
  Technical Polymers Ticona             205       240
  Performance Products                  112       103
-----------------------------------------------------
Segment total                         1,417     1,316
  Other activities                       30        19
  Intersegment eliminations             (51)      (36)
-----------------------------------------------------
Total                                 1,396     1,299
-----------------------------------------------------

Segment EBITDA(1)
Excluding Special Charges

                                         Q2        Q2
in E millions                          2001      2000
-----------------------------------------------------
  Acetyl Products                        70        39
  Chemical Intermediates                 16         8
  Acetate Products                       33        32
  Technical Polymers Ticona               8        38
  Performance Products                   17        22
-----------------------------------------------------
Segment total                           144       139
  Other activities                      (12)      (29)
-----------------------------------------------------
Total                                   132       110
-----------------------------------------------------

(1)  Earnings before interest, taxes, depreciation and amortization



News from the business

================================================================================

>    Ticona Breaks Ground on New GUR(R) UHMW-PE Plant

     Ticona broke ground on May 16 for a 30,000 metric tons/year (about 60 million lbs/year), $ 50-million plant to manufacture GUR(R) ultra-high molecular weight polyethylene (UHMW-PE) in Bishop, Texas. The new plant, scheduled to begin operation in the third quarter of 2002, will double the company's GUR capacity in North America and replace its existing plant in Bayport, Texas.

[PHOTO]

     "This new plant will improve our manufacturing efficiencies and product quality and the additional capacity will help us to meet growing market demand for GUR further establishing Ticona's commitment to leadership in this business," said Bob Engle, global GUR business director.

     With the addition of the plant, Bishop will produce two of the three engineering thermoplastics in which Ticona holds market leadership positions, GUR and Celcon(R) acetal copolymer. Celcon is also referred to as Hostaform(R) or Duracon(R), depending on market.

>    North Carolina Honors Celanese Acetate Site for Safety

     For the 39th consecutive year, the North Carolina Department of Labor recognized Celanese Acetate's research and administrative center in Charlotte for its outstanding efforts in the promotion of safer working conditions. The site has received this award 10 years longer than any other company in the Charlotte metro area. The site also was recognized for working more than 4 million employee hours with no disabling injuries from April 27, 1996 through December 31, 2000.

[PHOTO]

>    Annual Shareholders Meeting held in Oberhausen on May 9

     More than 800 shareholders and guests attended Celanese`s annual general meeting in Oberhausen on May 9, representing more than 55% of voting rights.

     In addition to reviewing Celanese's success in meeting its financial targets and completing an extensive restructuring program, Chief Executive Officer Claudio Sonder took the opportunity to talk about Celanese's vision to achieve a sales volume of E10 billion and hold a No. 1 or 2 position in its global businesses by 2005. "This means internal and external growth," he explained.

[PHOTO]

     Shareholders at the meeting demonstrated their support for the Celanese strategy by overwhelmingly approving all the items on the agenda, which included a dividend payment of E0.40 per share and granting management the option to buy back a further 10% of shares.

     Celanese is proud to have been the first German company to offer its shareholders the opportunity to vote and give instructions via the Internet, not only before, but also during the meeting. Shareholders were also able to follow the entire annual general meeting via webcast live on the Internet.

================================================================================

OUTLOOK

     Based on recent developments in our markets, we do not expect that the economy will pick up this year. Although raw material costs may continue below their recent peaks, we also anticipate increasing pressure on product prices and volumes.

     We, therefore, believe that for the full year 2001 we may generate EBITDA
-->

Celanese Shareholder Letter
Second quarter 2001 in brief

================================================================================
--> excluding special charges slightly below last year's level. This could result in about one third lower earnings per share from continuing operations excluding special charges in 2001.

     We will reinforce our efforts to increase productivity, reduce expenses and keep investments under strict control. We will continue to increase our efficiency. Our "Focus" initiative along with other efforts will mitigate some effects of the weak environment.

Sincerely,

/s/ Claudio Sonder

Claudio Sonder
Chairman of the Board of Management


Celanese on the Stock Exchange

   180                                  >Celanese AG
                                        >M-Dax
   160                                  >SAR chem.
                                         indus. peers*
   140

           [GRAPHICAL REPRESENTATION OF CHART]
   120

   100

    80

Quarter    IV/99   I/00   II/00   III/00   IV/00   I/01   II/01

* (The DOW Chemical Company /Union Carbide Corporation, DSM NV, Eastman Chemical Company, Solutia Inc., Lyondell Chemical Corporation, Imperial Chemical Industries PLC, Methanex Corporation, Rhodia SA and Millennium Chemicals Inc.)


     During the second quarter, Celanese shares continued to outperform a selected group of peer companies and the German M-DAX index. The share price recorded a high of E27.50 in Frankfurt on June 20th. In New York, Celanese shares reached a high of US $23.44 on June 19th. The quarterly low was E19.84 in Frankfurt on April 19th and US $18.00 in New York on April 2nd. The closing share prices on June 29th were E25.80 and US $21.95.

     At the end of June, we had a total of 50,334,891 shares outstanding, with an additional 5,580,478 shares being held by Celanese in treasury.

     Trading volumes on the Frankfurt and New York Stock exchanges were higher than in the previous quarter, with about 16% of all outstanding shares changing hands. Trading in New York represented about 20% of the total volume.

     Following publication of Celanese's first quarter financial results, management attended investment and retail conferences in the United States, United Kingdom and Germany. The company also conducted a road show in the United States and Europe for current and potential investors.

================================================================================


Your contacts at Celanese AG

Media Relations

Ralf Christner
Phone: ++49 / 69 / 305 84040
Fax: ++49 / 69 / 305 84160
R.Christner@Celanese.com

Phillip Elliott
Phone: ++49 / 69 / 305 33480
Fax: ++49 / 69 / 305 84160
P.Elliott@Celanese.com


Investor Relations

Joerg Hoffmann
Phone: ++49 / 69 / 305 4508
Fax: ++49 / 69 / 305 83195
J.Hoffmann@Celanese.com

Michael Oberste-Wilms
Phone: ++49 / 69 / 305 83199
Fax: ++49 / 69 / 305 83195
M.Oberste-Wilms@Celanese.com


Investor Relations and Public Affairs
Celanese Americas Corporation

Andrea Stine
86 Morris Avenue
Summit, NJ 07901, USA
Phone: ++1 / 908 / 522 7784
Fax: ++1 / 908 / 522 7583
A.Stine@Celanese.com

Further Information
================================================================================
On request,we would be pleased to send you our detailed quarterly report and our 2000 annual and financial reports.

Please write to:
> Celanese AG
  Frankfurter Strasse 111
  61476 Kronberg im Taunus
  Germany


You can also get in touch with us by phone or fax:
> Phone ++49/69/30 52 66 66
> Fax ++49/69/30 58 34 66


Or contact us via e-mail:
> pr@celanese.com


Please visit our web site:
> www.celanese.com
You can download all of our publications from our web site, where you can also find up-to-date information on Celanese.

Results for the 3rd quarter of 2001 will be announced on October 30, 2001.

This quarterly report is also available in German.
================================================================================


FOOTNOTES

RESULTS UNAUDITED: The foregoing results, together with the adjustments made to present the results on a comparable basis, have not been audited and are based on the internal financial data furnished to management. Accordingly, the quarterly results should not be taken as an indication of the results of operations to be reported by Celanese for any subsequent period or for the full fiscal year.

RESULTS ADJUSTED FOR DISCONTINUED OPERATIONS: The foregoing results exclude operations that have been discontinued. The results of these businesses are reflected in the interim balance sheets, income statements and statements of cash flows as discontinued operations.

FORWARD-LOOKING STATEMENTS: Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995.Words such as "believe," "estimate," "intend," "may," "will,""expect," and "project" and similar expressions as they relate to Celanese or its management are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements in this report are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Important factors include, among others, changes in general economic, business and political conditions, fluctuating exchange rates, the length and depth of product and industry business cycles, changes in the price and availability of raw materials, actions which may be taken by competitors and by regulatory authorities, changes in the degree of patent and other legal protection afforded to Celanese's products, potential disruption or interruption of production due to accidents or other unforeseen events, delays in the construction of facilities, potential liability for remedial actions under existing or future environmental regulations and potential liability resulting from pending or future litigation, and other factors discussed above.Many of the factors are macroeconomic in nature and are therefore beyond the control of management. The factors that could affect Celanese's future financial results are discussed more fully in its filings with the U.S. Securities and Exchange Commission (the "SEC"), including its Annual Report on Form 20-F filed with the SEC on March 23, 2001. Celanese AG does not assume any obligation to update these forward-looking statements, which speak only as of their dates.